

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 22, 2006

Mr. José R. Vázquez
Chief Financial Officer
Margo Caribe, Inc.
Road 690, Kilometer 5.8
Vega Alta, Puerto Rico   00692

> **Re: Margo Caribe, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 20, 2006**
> **File No. 000-15336**

Dear Mr. Vázquez:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K Filed September 20, 2006</u>

1.   Please revise your Commission File Number on all future filings to reflect the correct file number, 000-15336.

2.   It appears that you have not engaged a new accountant to audit your annual financial statements. When you engage a new accountant, please report the new engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-B. In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

General

3.   Please respond to our comment letter dated March 22, 2006, as soon as possible.

4.   We note that you have not filed your Form 10-QSB for your fiscal quarters ended
        March 31, 2006 and June 30, 2006. We wish to remind you of your obligation to
        file your interim reports within 45 days after the end of the fiscal quarter covered
        by the report. Please refer to General Instruction A to Form 10-QSB.

        As appropriate, please amend your filing and respond to these comments within five
business days or tell us when you will respond. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of
your filing or in response to our comments on your filing.

        If you have any questions, please contact me at (202) 551-3863.

                                Sincerely,

                                Donald F. Delaney
                                Staff Accountant